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                                                      KATTEN MUCHIN ROSENMAN LLP

                                                      575 Madison Avenue
                                                      New York, NY 10022-2585
                                                      212.940.8800 tel
                                                      212.940.8776 fax

                                                      PAUL J. POLLOCK
                                                      paul.pollock@kattenlaw.com
                                                      212.940.8555 direct
                                                      212.894.5511 fax

September 24, 2005

Via Edgar Transmission

Mr. Daniel F. Duchovny, Esq.
Attorney-Advisor
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: News Communications, Inc..
    Preliminary Schedule 14C filed September 16, 2005
    File No. 000-18299

Dear Mr. Duchovny:

Set forth below is the response on behalf of News Communications, Inc. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated September 23, 2005 (the "Comment Letter"), concerning the Preliminary Schedule 14C and
Schedule 13E-3 filed on September 16, 2005. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words "we", "us" and "our" refer to the Company. Also attached are the revised filings on Schedule 14C . Each page is marked to show the changes from the documents filed on September 23, 2005.

Preliminary Information Statement

Background, page 9

1. Please disclose the substance of your response to comment 9 as it relates to the selection of Mr. Mendelsohn to review and recommend the terms of the proposed transaction. Also, revise the disclosure responding to the last two sentences of our comment to describe the prior transactions referred to in your disclosure.

     We have revised the disclosure as requested.

Alternative Considered, page 10

2. Disclose the substance of your response to comment 10. Also, explain in the disclosure why none of the alternative transactions would "necessarily" have provided for appraisal rights.





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                                                      Katten Muchin Rosenman LLP

David Duchovny
September 24, 2005
Page 2

     We have revised the disclosure as requested.

Going Private Transaction; Effects, page 11

3. We reissue comment 15 as it does not appear that any revision was made in response to our comment.

     We have revised the disclosure on page 9 to reflect that the detriments of the reverse stock split to our stockholders are factors that the Board of Directors considered prior to approving the reverse stock split.

Fairness of the stock splits - page 16

4. We reissue comment 19 as it does not appear that any revision was made in response to our comment.

     On page 12, we clarify that the board, as well as individual members of the board, did not weigh each factor set forth in "SPECIAL
     FACTORS--Fairness of the Transaction" independently or assign a value or weight to each factor, but rather considered the factors in the aggregate prior to approving the reverse stock split.

Securities Ownership, page 20

5. We reissue comment 26 in part. Note that as a result of the provisions of Rule 13d-5(b) two or more persons who "agree to act together for the purpose of voting equity securities of an issuer" are deemed to have formed a group and to have acquired beneficial ownership of all securities beneficially owned by such persons.

     We have revised the disclosure as requested.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14C, the Schedule 13E-3 and this comment response letter, and all amendments and supplements thereto. The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Schedules, please feel free to call either myself (212-940-8555) or Evan
L. Greebel (212-940-6383) of




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                                                      Katten Muchin Rosenman LLP

David Duchovny
September 24, 2005
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Katten Muchin Rosenman LLP or E. Paul Leishman (212-689-2500, ext. 2506), Chief
Financial Officer of the Company.

Your truly,

Katten Muchin Rosenman LLP


By: /s/ Paul J. Pollock
    -----------------------
    A Partner